SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Elastic N.V.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

N14506104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 22 Pages

Exhibit Index Contained on Page 18

CUSIP NO. N14506104	13 G	Page 2 of 22

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII, L.P. (“BCP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

8,808,597 shares, except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP VII, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric H. Vishria (“Vishria”), the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

8,808,597 shares, except that BCMC VII, the general partner of BCP VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,808,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 3 of 22

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

978,272 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

978,272 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	978,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 4 of 22

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,304,381 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,304,381 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,304,381
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.8%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 5 of 22

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII – Annex, L.P. (“BCP VII - Annex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

53,282 shares, except that BCMC VII, the general partner of BCP VII - Annex, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

53,282 shares, except that BCMC VII, the general partner of BCP VII - Annex, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	53,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 6 of 22

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII, the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII, the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. N14506104	13 G	Page 7 of 22

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Cohler, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Cohler, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 8 of 22

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Dunlevie, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Dunlevie, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 9 of 22

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Fenton, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Fenton, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 10 of 22

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Gurley, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Gurley, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 11 of 22

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Harvey, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Harvey, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 12 of 22

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Lasky, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Lasky, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 13 of 22

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Spurlock, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Spurlock, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 14 of 22

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Vishria, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

11,144,532 shares, of which 8,808,597 are directly owned by BCP VII, 978,272 are directly owned by BFF VII, 1,304,381 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Vishria, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,144,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 15 of 22

ITEM 1(A).	NAME OF ISSUER

Elastic N.V.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 West El Camino Real, Suite 350

Mountain View, California 94040

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners VII, L.P., a Delaware limited partnership (“BCP VII”), Benchmark Founders’ Fund VII, L.P., a Delaware limited partnership (“BFF VII”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VII-B”), Benchmark Capital Partners VII – Annex, L.P. (“BCP VII – Annex”) Benchmark Capital Management Co. VII, L.L.C., a Delaware limited liability company (“BCMC VII”), and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric Vishria (“Vishria”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VII, the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII, BFF VII-B and BCP VII - Annex.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VII, BFF VII, BFF VII-B and BCP VII - Annex are Delaware limited partnerships. BCMC VII is a Delaware limited liability company. Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary Shares

CUSIP #N14506104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. N14506104	13 G	Page 16 of 22

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2018 (based on 70,973,965 ordinary shares of the issuer outstanding as of November 30, 2018 as reported by the issuer on Form 10-Q for the period ended October 31, 2018 and filed with the Securities and Exchange Commission on December 12, 2018).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and the limited liability company agreement of BCMC VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. N14506104	13 G	Page 17 of 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL PARTNERS VII - ANNEX, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. N14506104	13 G	Page 18 of 22

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	19

Exhibit B: Powers of Attorney	20

CUSIP NO. N14506104	13 G	Page 19 of 22

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Elastic N.V. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 8, 2019

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL PARTNERS VII - ANNEX, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. N14506104	13 G	Page 20 of 22

exhibit B

Powers of Attorney

agreement to file jointly and STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Benchmark Capital Management Co. VII, L.L.C. or such other person or entity as is designated in writing by Steven M. Spurlock (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other state or federal agency (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Steven M. Spurlock (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

December 11, 2014	BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

December 11, 2014	BENCHMARK CAPITAL PARTNERS VII, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. VII, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

December 11, 2014	BENCHMARK FOUNDERS’ FUND VII, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. VII, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

CUSIP NO. N14506104	13 G	Page 21 of 22

December 11, 2014	BENCHMARK FOUNDERS’ FUND VII-B, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. VII, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

December 11, 2014	By:	/s/ Bruce W. Dunlevie
Bruce W. Dunlevie

December 11, 2014	By:	/s/ J. William Gurley
J. William Gurley

December 11, 2014	By:	/s/ Kevin R. Harvey
Kevin R. Harvey

December 11, 2014	By:	/s/ Mitchell H. Lasky
Mitchell H. Lasky

December 11, 2014	By:	/s/ Peter H. Fenton
Peter H. Fenton

December 11, 2014	By:	/s/ Matthew R. Cohler
Matthew R. Cohler

December 11, 2014	By:	/s/ Eric Vishria
Eric Vishria

CUSIP NO. N14506104	13 G	Page 22 of 22

agreement to file jointly and STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY

Benchmark Capital Partners VII – Annex, L.P. (the “Reporting Person”) hereby authorizes and designates Benchmark Capital Management Co. VII, L.L.C. or such other person or entity as is designated in writing by Steven M. Spurlock (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of the Reporting Person individually, or jointly together with the other reporting person, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that the Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other state or federal agency (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by the Reporting Person (collectively, the “Companies”).

The Reporting Person hereby further authorizes and designates Steven M. Spurlock (the “Authorized Signatory”) to execute and file on behalf of the Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to the Reporting Person shall continue until the Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. The Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

January 15, 2016	BENCHMARK CAPITAL PARTNERS VII- ANNEX, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. VII, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member